UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                October 3, 2019

  Via E-Mail

  Thomas Hughes, Esq.
  Baker McKenzie LLP
  300 East Randolph Street
  Suite 5000
  Chicago, IL 60601

          Re:     Alder BioPharmaceuticals, Inc.
                  Schedule TO-T filed September 23, 2019, by Violet Acquisition Corp.,
                    Lundbeck LLC, and H. Lundbeck A/S
                  SEC File No. 005-88142

  Dear Mr. Hughes:

        We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Offer to Purchase

  Summary Term Sheet, page 1

  1. We note your disclosure relating to the Milestone that must be achieved before you are obligated to pay $2 per share pursuant to the CVR. Revise your disclosure to describe the material terms of the CVRs and the CVR agreement. For example,
          (i) describe the timing of any payment pursuant to the satisfaction of the
          Milestone, (ii) clarify your disclosure as to whether holders of contingent payment rights are beneficiaries of the agreement, and (iii) disclose the contractual rights the holders have against the company and/or the paying agent with respect to those parties' respective obligations owed to holders pursuant to the agreement, including any limitations imposed on the enforcement of rights by holders. In this
 Thomas Hughes, Esq.
Baker McKenzie LLP
October 3, 2019
Page 2

       respect, disclose the risks that security holders may face in connection with the
       CVRs as holders of subordinated debt, if true, namely that (a) the bidders'
       financial condition could deteriorate such that they did not have the necessary cash or cash equivalents to make the required payments under the agreement;
       (b) holders of the CVRs would have no greater rights against the bidders than those accorded to general unsecured creditors under applicable law; (c) the CVRs would be effectively subordinated in right of payment to all of the bidders'
       secured obligations to the extent of the collateral securing such obligations; and
       (d) the CVRs would be effectively subordinated in right of payment to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of the bidders' subsidiaries. In addition, revise your disclosure to (1) explain the meaning of "legally valid approval" by the EC and clarify whether the reference to validity implies that a legal challenge to such EC approval may delay or eliminate the rights of CVR holders, (2) disclose the level of effort, if any, required of the bidders in obtaining such EC approval, and (3)
       disclose what, if any, public updates the bidders will make about their efforts to achieve the Milestone and where such updates will be published such that CVR holders are aware of any progress.

Source and Amount of Funds, page 28

2. We note disclosure relating to the Revolving Credit Agreement and the Term
       Loan Facility. Revise your disclosure to identify the parties to the agreements, the stated and effective interest rates and any other material terms of the arrangements. Please refer to Item 1007(d) of Regulation M-A. With respect to
       the Term Loan consider including a dollar amount along with the amount in
       DKK.

        We remind you that the bidders are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3619.

                                             Sincerely,


                                             /s/ Daniel F. Duchovny
                                             Daniel F. Duchovny
                                             Special Counsel
                                             Office of Mergers and Acquisitions